MOVADO GROUP, INC.

650 From Road
Suite 375

Paramus, NJ 07652-3556

201-267-8000

January 27, 2009

Mr. H. Christopher Owings

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K for the Year Ended January 31, 2008

Definitive Proxy Statement on Schedule 14A

Form 10-Q for the period ended April 30, 2008

File number 001-16497

Dear Mr. Owings,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2008 (the “Form 10-K”) filed on March 27, 2008, the Definitive Proxy Statement on Schedule 14A (the “Proxy”) filed on May 7, 2008 and the Form 10-Q for the quarterly period ended April 30, 2008 (the “Form 10-Q”) filed on May 29, 2008, as set forth in your letter dated January 14, 2009 to Mr. Timothy F. Michno (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K, Proxy and Form 10-Q, as applicable. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the respective Form 10-K, Proxy and Form 10-Q.

Movado Group, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 31, 2008

Item 1. Business, page 2

Recent Developments, page 3

1.    Please describe briefly what you mean by the phrase “wholesale customer doors.”

Response to Comment No. 1

The Company conducts its business in primarily two categories: wholesale and retail. Any reference to the Company’s “wholesale customers” means the customers to whom the Company sells at wholesale, which, in the United States, are almost entirely retailers. As widely used in the industry, a “wholesale customer door” is a retail location owned by a wholesale customer of the Company where our products are sold. Examples would be one store location within a department store chain, or a local independent jeweler. In an effort to provide investors and other readers a clearer understanding, future filings will include an expanded description.

2.    Please file the Joint Venture Agreement between the company and Swico Limited as an exhibit to your next periodic report or advise us as to where it was previously filed.

Response to Comment No. 2

The Company will file the referenced joint venture agreement as an exhibit to its next periodic report.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matter and Issuer Purchases of Equity Securities, page 23

3.     With respect to the disclosure regarding dividends by the company, please provide the dividends paid for the two most recent fiscal years. See Item 201(c) of Regulation S-K.

Response to Comment No. 3

The Company declared and paid a quarterly dividend of $0.08 and $0.06 per share for the fiscal years ended January 31, 2008 and January 31, 2007, respectively. The Company will provide the amount and frequency of dividends declared and paid for the two most recent fiscal years in all future filings on Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 39

4.

In an appropriate place under this sub-heading, please disclose the company’s commitments for capital expenditures for the upcoming fiscal year, the sources of funds for such expenditures and whether the sources for such expenditures will differ from previous years. See Item 303(a)(2) of Regulation S-K.

Response to Comment No. 4

The Company does not anticipate any material commitments for capital expenditures for fiscal 2010 other than the development and implementation of the new enterprise resource planning system from SAP. Total capital expenditures for fiscal 2010 are estimated to be approximately $10.0-15.0 million. The estimated $27.0 million of annual capital expenditures for fiscal 2009 disclosed in the last paragraph of the liquidity section consists primarily of expenditures pertaining to the SAP project, in addition to expenditures for other projects, including information systems, remodeling and expansion of the Company’s retail operations, as well as improvements in the Company’s offices and distribution center. Consistent with prior years, the Company believes that cash on hand in addition to the expected cash flow from operations and the Company’s short-term borrowing capacity will be sufficient to fund the capital expenditures for fiscal 2010. The Company will include this disclosure in its next Form 10-K and in future filings.

Item 9A. Controls and Procedures, page 48

5.

We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed toprovide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment No. 5

Historical Disclosure, page 48.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control are met.

The Company will revise its disclosure in future filings as follows:

Future Disclosure

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective at that reasonable assurance level. However, it should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that its objectives will be met and may not prevent all errors or instances of fraud.

Definitive Proxy Statement on Schedule 14A

The Board of Directors and Corporate Governance, page 8

Audit Committee, page 8

6.

We note your disclosure that the “Board of Directors believes that each member of the Audit Committee is an ‘audit committee financial expert.’” Please revise this disclosure to state, if true, that the board of directors determined that each member of the Audit Committee is an audit committee financial expert. See Item 407(d)(5) of Regulation S-K.

Response to Comment No. 6

The Company will revise its disclosure in future filings as follows:

Future Disclosure

The Board of Directors has determined that each member of the Audit Committee is an “audit committee financial expert” as defined under the rules adopted by the SEC and therefore, has accounting or related financial expertise in accordance with the NYSE listing standards.

Compensation Discussion and Analysis, page 12

Fiscal 2008 Executive Compensation Components, page 13

Base Salary, page 13

7.

In the first paragraph on page 14, please disclose why the committee’s analysis of the items listed in the bullet points on page 13 resulted in the decision not to increase base salaries for the CEO, COO and Chairman and resulted in a 4.0% increase for Mr. Michno.

Response to Comment No. 7

The Committee’s decision not to increase the base salaries of the CEO, COO or the Chairman was based on the desire expressed by those individuals to the Committee that they forgo any base salary increase. The Committee’s decision to approve a 4.0% increase in the base salary of Mr. Michno was based on market survey data published by Mercer, an outside compensation advisor, projecting calendar year merit increases of between 4.0% and 4.3% for various categories of employees and management’s recommendation to the Committee, based on an assessment of Mr. Michno’s performance in the prior fiscal year, to increase his base salary in line with that amount.

Performance-Based Annual Cash Compensation, page 14

8.

On page 15, please disclose the performance goals related to the items in the first set of bullet points that were used to determine annual incentive compensation and funding of the bonus pool. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, please provide to us, on a supplemental basis, a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Response to Comment No. 8

As discussed on page 14 of the Proxy, the funding of the bonus pool under the Annual Incentive Compensation Plan (“AICP”) was based on the extent to which the Company achieved pre-established earnings per share (“EPS”) and return on capital employed (“ROCE”) performance goals. The EPS and ROCE targets were disclosed on page 14 of the Proxy. The Company did not disclose all the targets relating to the corporate performance criteria set forth in the first set of bullets on page 15 of the Proxy (the “secondary performance criteria”), however, because there was no specific relationship between the achievement of any particular secondary performance criterion and the amount of bonus payment (i.e., achieving, for example, 100% of the Net Sales target did not require any specific amount of bonus payment). Nevertheless, because these criteria are considered by the Committee as part of its assessment of corporate performance which it evaluates in connection with deciding the discretionary cash incentive amount, if any, to award the named executive officers under the Executive Performance Plan, the Company will disclose these performance criteria in future proxy statements.

As already disclosed in the Proxy, the operating cash flow and net income targets were each set at $48.7 million. The remaining corporate performance criteria under the Annual Incentive Compensation Plan were as follows:

o	Net Sales:	$570 million
o	Operating Expenses:	$289.2 million
o	Gross Margin Percentage:	62.7%
o	Inventory & Accounts Receivable:	$315 million

Long-Term Equity Incentive Compensation, page 16

9.

Please disclose the operating margin selected for fiscal 2008 to determine whether awards under the LTIP were made, including whether the goal was achieved and awards were made. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402 (b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Response to Comment No. 9

Under the LTIP, no operating margin target was selected for the Company’s 2008 fiscal year. As described on page 17 of the Proxy, grants of performance share units (“PSUs”) under the LTIP will vest based upon the Company’s achievement of the specified operating margin for the final fiscal year in the applicable three-year performance period. The first performance period ends January 31, 2009 (end of the 2009 fiscal year) and thus the operating margin target is relevant for only the 2009 fiscal year. As compensation cannot be earned in respect of the PSUs until the completion of the performance period in fiscal 2009, the Company respectfully submits that the relevant performance target is not material to an understanding of the named executive officers’ compensation other than in the year such PSUs would vest upon achievement of the relevant target (i.e., fiscal 2009, not fiscal 2008). The Company will disclose the operating margin target in the proxy statement the Company will file in connection with its next annual shareholders’ meeting.

Form 10-Q for the Fiscal Quarter Ended April 30, 2008

10.	Please confirm that you will comply with the above comments in your quarterly reports, as applicable.

Response to Comment No. 10

The Company will conform all future filings, including Form 10-Qs, as set forth in our responses to the comments above.

11.

In the company’s earnings release for the quarter ended April 30, 2008, the company disclosed that it had taken action to limit its credit exposure due to the current economic environment. In an appropriate place under Management’s Discussion and Analysis of Financial Condition and Results of Operations, please disclose the actions taken, the results those actions had and whether the company believes further action will be necessary if the economy continues to be uncertain.

Response to Comment No. 11

In the earnings release, the Company stated that “we continued to be mindful of the current economic environment and took appropriate actions to limit credit exposure”. In the Results of Operations section of the Form 10-Q, the Company disclosed that among the actions taken was “the curtailment of shipments to certain wholesale customers to limit potential credit exposure.” In the same section the Company noted that one result, caused in part by this action, was the decrease in sales in the United States recorded for the Movado and ESQ businesses for the current period. Based on the Company’s internal assessments of the individual credit risk of each of its customers and of the pertinent circumstances relating to their orders, in some cases the Company also reduced its customers’ credit limits and/or reduced their payment terms which resulted in lower sales. We will continue to disclose actions taken and the results of those actions, as applicable in future filings and earnings releases. Additionally, we will include in future disclosure, as appropriate, discussion of whether the Company believes that further action will be necessary if the economy continues to be uncertain.

If you should have any questions about this letter, please call Sallie A. DeMarsilis, Chief Financial Officer at (201) 267-8255, or myself at (201) 267-8105.

Very truly yours,

/s/ Timothy F. Michno

Timothy F. Michno

Secretary and General Counsel